March 14, 2018

Via EDGAR

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Dolby Laboratories, Inc.
Form 10-K for the Fiscal Year Ended September 29, 2017
Filed on November 16, 2017
File No. 001-32431
Dear Ms. Blye:
On behalf of Dolby Laboratories, Inc. (the “Company”), we respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 5, 2018, relating to the Company’s Annual Report on Form 10-K for its fiscal year ended September 29, 2017, filed with the Commission on November 16, 2017.
In this letter, we have recited the comment from the Staff in italicized, bold type for ease of reference and have followed the comment with the Company’s response.
General

1.
You stated in your letter to us dated February 11, 2015 that you have registered patents in Syria and that consumer products incorporating your technology are sold in Sudan and Syria. As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2015 letter, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of such contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Dolby Laboratories, Inc. 1275 Market Street, San Francisco, CA 94103 USA T +1 415 558 0200 DOLBY.COM

RESPONSE:

We respectfully inform the Staff that the Company has no subsidiaries, offices, facilities, employees or operations in Sudan or Syria. To the Company’s knowledge, it does not have current or anticipated contacts with Sudan or Syria and has not had any such contacts from 2015 to the present.1 Consistent with our 2015 response letter, since that time the Company has not and does not sell or offer for sale, products, technology, software, or licenses for its U.S.-origin technology in Sudan or Syria. The Company exports and licenses its U.S.-origin technology to consumer electronics manufacturers. This technology does not require a license for export to any of the Company’s licensees, including consumer electronics manufacturers. The Company understands that foreign consumer electronics manufacturers incorporate and substantially transform Dolby’s technology by incorporating it onto a foreign-produced electronic component, such as an integrated circuit or other microchip, which is then incorporated into a foreign-produced consumer product such as a television. These foreign-produced consumer products are sold by their manufacturers around the world, which, based on royalty reports provided to us by our licensees, include a limited number in Sudan and Syria. These sales are not subject to U.S. export control or economic sanctions laws, and the Company provides no services and does not have any relationship, connection or contact with any person or entity in Sudan or Syria.

The Company has global export control and economic sanctions policies and procedures in place and is committed to compliance with applicable laws concerning the same. The policies and procedures are distributed to employees worldwide, and the Company provides regular training, both in-person and online. The Company also has dedicated headcount in the Legal Department that is charged with overseeing and ensuring compliance with U.S. export controls and economic sanctions laws. Additionally, the Company has industry-recognized screening procedures in place to ensure that it does not do business in Sudan or Syria or with any prohibited individuals or entities in violation of U.S. law. As mentioned above, the Company believes that the sales by our licensees of the foreign-made consumer items into Sudan or Syria are made in accordance with U.S. export control and economic sanctions laws. The Company provides its licensees with terms and conditions that inform the licensee that the Company’s technology is subject to U.S. export controls. For example, the Company’s sales to manufacturers are governed by our standard terms and conditions, including the following language:

“Export. Licensor and Licensee will comply with all relevant laws of the United States of America and all other applicable jurisdictions regarding the export of technical data, or any direct product thereof, and comply with any and all embargo or other trade restrictions imposed or sanctioned by the United States of America.”

The Company believes that any revenue that it receives from lawful sales of licensees’ consumer products into Sudan and Syria is not material from a quantitative or qualitative perspective, and further believes that it does not constitute a material investment risk for security holders. Quantitatively, revenue derived from the Company’s technologies that are incorporated into consumer electronic products shipped to Sudan or Syria represents a negligible percentage of the Company’s total revenue. Specifically, based on reports provided to us by our licensees, the royalties paid by foreign manufacturers with respect to such technologies shipped to Sudan and Syria represented less than 0.01% of the Company’s total revenue over the last three fiscal years and the first quarter of fiscal year 2018 combined. In addition, the Company did not have any material assets or liabilities associated with

1 As noted in our 2016 Conflict Minerals Report filed with the Commission on May 25, 2017, a small number of our suppliers may source gold, directly or indirectly, from a smelter located in Sudan (as noted in the report, based on the information provided to us by such suppliers, it is not possible to determine whether that gold is in fact present in our supply chain). In addition, we currently have two trademark registrations and two patent registrations in Syria, and in 2017, we engaged an outside law firm to register a patent application in Syria (these transactions were authorized under Section 542.520 of the Syrian Sanctions Regulations, which provides authorization for filing, maintenance, renewals and other transactions associated with patent, trademark, and other intellectual property protections). We also have two patent registrations in Sudan, which an outside law firm filed on our behalf indirectly through a regional patent organization in Africa (these transactions were authorized under Section 538.514 of the Sudanese Sanctions Regulations, which provides authorization for filing, maintenance, renewals and other transactions associated with patent, trademark, and other intellectual property protections).

Sudan or Syria during that period.2 From a qualitative perspective, as described above, the Company believes that its operations comply with applicable export laws and regulations, including applicable sanctions and embargo programs. In addition, the Company believes that the risk of reputational damage, and any related effect on the Company’s stock price, is insignificant and remote. Furthermore, as the Company does not conduct business in Sudan or Syria, we believe that the risk of negative investor sentiment directed at the Company on these matters is also insignificant and remote.
* * *
If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me or Ryan Nicholson, Vice President, Corporate Controller, at (415) 645-5000.

Very truly yours,

/s/    Lewis Chew
Lewis Chew
Executive Vice President and Chief Financial Officer

cc:	Dolby Laboratories, Inc.
Kevin Yeaman, President and Chief Executive Officer
Andy Sherman, Executive Vice President, General Counsel and Secretary
Ryan Nicholson, Vice President, Corporate Controller
Wilson Sonsini Goodrich & Rosati, Professional Corporation
Mark Baudler, Esq.
Shannon R. Delahaye, Esq.
Josephine Aiello LeBeau, Esq.

2 During the referenced period, the Company had immaterial assets associated with Sudan or Syria in the form of accounts receivable and immaterial liabilities in the form of deferred revenue that represented less than 0.01% and less than 0.01% of the Company’s total assets and total liabilities, respectively, at each year-end during the referenced period.